EXHIBIT 99.3

RADCOM LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints David Ripstein, President and Chief Executive Officer and Gilad Yehudai, Chief Financial Officer, and each of them, attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of Radcom Ltd. (the “Company”), which the undersigned is entitled to vote at the Extraordinary General Meeting of Shareholders of the Company (the “Meeting”), to be held at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv, Israel on Wednesday, January 8, 2014 at 3:00 p.m. (Israel time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Extraordinary General Meeting of Shareholders and Proxy Statement, dated December 4, 2013.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ITEMS 1, 2 AND 3. PLEASE
SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK
YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒.

1.	Approval of the Company’s Compensation Policy for its executive officers and directors.

☐ for	☐ against	☐ abstain

2.	Approval of the bonus formula for each of the years 2013-2015, for the Company’s President and CEO.

☐ for	☐ against	☐ abstain

3.	Approval of certain amendments to the Company’s Articles of Association.

☐ for	☐ against	☐ abstain

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

The undersigned acknowledges receipt of the Notice of the Extraordinary General Meeting of Shareholders and Proxy Statement, dated December 4, 2013.  By signing this Proxy, the undersigned hereby certifies that the undersigned has no "personal interest" under the Israeli Companies Law in Items 1 and 2 (See Item No. 1 of the Proxy Statement for more information and for instructions on how to vote if you do have a "personal interest").

Signature: ____________________            ___________________________          Date: _____________, 2014

             title (if applicable)

Signature if held jointly: __________________         _____________________          Date: ____________, 2014

                             title (if applicable)

Please date, sign exactly as your name appears on this proxy and promptly return in the enclosed envelope. In the case of joint ownership, each owner should sign. Otherwise, the signature of the senior owner who votes shall be accepted to the exclusion of the vote(s) of the other joint owner(s); for this purpose, seniority shall be determined by the order in which the names appear in the shareholders register. When signing as attorney, executor, administrator, trustee or guardian, or in any other similar capacity, please give full title.  If a corporation, sign in full corporate name by president or other authorized officer, giving title, and affix corporate seal. If a partnership, sign in the partnership’s name by an authorized person.